============================================================


             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549



                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934



        FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996


                 SAVINGS AND INVESTMENT PLAN
           OF E. I. DU PONT DE NEMOURS AND COMPANY
                  (FULL TITLE OF THE PLAN)


            E. I. DU PONT DE NEMOURS AND COMPANY
                     1007 MARKET STREET
                 WILMINGTON, DELAWARE 19898
 (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


============================================================

                            INDEX



                                                    Page(s)


Report of Independent Accountants.................       4


Financial Statements:

  Statements of Net Assets Available for Plan
  Benefits, with Fund Information as of
  September 30, 1996 and 1995.......................   5-8

  Statements of Changes in Net Assets Available
  for Plan Benefits, with Fund Information for
  the Years Ended September 30, 1996 and 1995.......  9-12

  Notes to Financial Statements..................... 13-20


Supplemental Schedules*:

  Schedule I: Schedule of Assets Held for Investment
  Purposes at September 30, 1996 ....................   21

  Schedule II: Schedule of Reportable Transactions
  for the Year Ended September 30, 1996..............   22


                          EXHIBITS

Exhibit
 Number                  Description


   24               Consent of Independent Accountants.


*Other supplemental schedules required by Section
 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

            Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and
Company has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                     Savings and Investment Plan of
                     E. I. du Pont de Nemours and Company


                     Date: February 27, 1997


                     By     /s/ Kurt M. Landgraf
                     --------------------------------
                        Senior Vice President and
                         Chief Financial Officer

                           PAGE 4
              REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Savings and Investment Plan of E. I. du Pont de Nemours and Company


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company at September 30, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedule I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
January 10, 1997



                                                         PAGE 5
                                               SAVINGS AND INVESTMENT PLAN
                                                           OF
                                          E. I. DU PONT DE NEMOURS AND COMPANY

                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                  WITH FUND INFORMATION

                                                   SEPTEMBER 30, 1996

                          (Dollars In Thousands, Except Unit or Share Values)


                                                             FUND INFORMATION
                                     ----------------------------------------------------------------------------------
                                                                        3-Way                                   Merrill
                                                       Fidelity         Asset         DuPont                     Lynch
                                         Fixed         Magellan      Allocation    Common Stock       Loan      Equity
                                      Income Fund        Fund           Fund           Fund           Fund       Index
                                     -------------    -----------    ----------    -------------    --------    --------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $521,554) .............                                                  $1,159,506
  Mutual Funds
    (cost $810,162)..............                     $522,539
  Common/Collective Trusts
    (cost $373,311)..............                                     $158,463                                  $379,297
  Short-term investments & cash
  (cost $42,465).................    $   40,140            478             145          1,060                        347
  Loans to participants-
    principal balance ...........                                                                   $195,879
                                     ----------       --------        --------     ----------       --------    --------
                                         40,140        523,017         158,608      1,160,566        195,879     379,644
Investments, at contract value
  Fixed income fund
    (contract value $5,733,798)..     5,733,798
                                     ----------       --------        --------     ----------       --------    --------
    Total investments ...........     5,773,938        523,017         158,608      1,160,566        195,879     379,644

Receivables
  Due from E. I. du Pont
    de Nemours and Company.......        21,473          4,029           1,022          2,694                      1,805
                                     ----------       --------        --------     ----------       --------    --------
  Net assets available for plan
    benefits ....................    $5,795,411<Fa>   $527,046<Fa>    $159,630     $1,163,260<Fa>   $195,879    $381,449
                                     ==========       ========        ========     ==========       ========    ========

Unit or share values (note 2) ...        $93.11         $76.05          $15.39         $88.13                     $45.41
                                     ==========       ========        ========     ==========                   ========

------------------
<Fa> Represents more than 5% of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 6
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1996 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)



                                                             FUND INFORMATION
                                                                         Merrill
                                            Merrill         Merrill      Lynch
                                            Lynch           Lynch        Basic        Total
                                            Global          Capital      Value        All
                                            Holdings        Fund         Fund         Funds
                                            --------       --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $521,554) .............                                                   $1,159,506
  Mutual Funds
    (Cost $810,162)..............           $95,757       $103,724     $122,042        844,062
  Common/Collective Trusts
    (Cost $373,311)..............                                                      537,760
  Short-term investments & cash
  (cost $42,465).................                88             95          112         42,465
  Loans to participants-
    principal balance ...........                                                      195,879
                                            -------        --------    --------     ----------
                                             95,845         103,819     122,154      2,779,672
Investments, at Contract Value
  Fixed income fund
    (contract value $5,733,798)..                                                    5,733,798
                                            -------        --------    --------     ----------

     Total investments ..........            95,845         103,819     122,154      8,513,470


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......               737             837         883         33,480
                                           --------        --------    --------     ----------
  Net assets available for plan
    benefits ....................           $96,582        $104,656    $123,037     $8,546,950
                                            =======        ========    ========     ==========

Unit or share values (note 2) ...            $14.53         $30.51       $29.52
                                             ======         ======       ======



The accompanying notes are an integral part of these financial statements.



                                                        PAGE 7
                                             SAVINGS AND INVESTMENT PLAN
                                                          OF
                                         E. I. DU PONT DE NEMOURS AND COMPANY

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION

                                                  SEPTEMBER 30, 1995

                                  (Dollars In Thousands, Except Unit or Share Values)



                                                                     FUND INFORMATION
                                     --------------------------------------------------------------------------------
                                                                        3-Way         DuPont                  Merrill
                                                       Fidelity         Asset         Common                   Lynch
                                     Fixed Income      Magellan      Allocation       Stock         Loan      Equity
                                         Fund            Fund           Fund           Fund         Fund       Index
                                     -------------    -----------    ----------    -----------    --------    --------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $461,493) .............                                                  $911,320
  Mutual Funds
    (cost $541,976)..............                     $465,326
  Common/Collective Trusts
    (cost $292,380)..............                                     $133,165                                $263,648
  Short-term investments & cash
    (cost $35,981)...............    $   34,700            302              86          590                        170
  Loans to participants-
    principal balance ...........                                                                 $185,287
                                     ----------       --------        --------     --------       --------    --------
                                         34,700        465,628         133,251      911,910        185,287     263,818

Investments, at Contract Value
  Fixed income fund
    (contract value $5,507,691)..    $5,507,691
                                     ----------       --------        --------     --------       --------    --------

     Total investments ..........     5,542,391        465,628         133,251      911,910        185,287     263,818


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......        22,899          3,605             943        1,941                      1,139
                                     ----------       --------        --------     --------       --------    --------
  Net assets available for plan
    benefits ....................    $5,565,290<Fa>   $469,233<Fa>    $134,194     $913,851<Fa>   $185,287    $264,957
                                     ==========       ========        ========     ========       ========    ========

Unit or share values (note 2) ...        $86.30          $92.37         $13.86       $68.75                     $37.84
                                     ==========       ========        ========     ========                   ========

---------------------------
<Fa> Represents more than 5% of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 8
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1995 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)



                                                             FUND INFORMATION
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic        Total
                                    Global    Balanced      Capital      Value        All
                                    Holdings  Fund          Fund         Fund         Funds
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $461,493) .............                                                   $  911,320
  Mutual Funds
    (cost $541,976)..............   $64,762    $14,607     $64,440      $60,131        669,266
  Common/Collective Trusts
    (cost $292,380)..............                                                      396,813
  Short-term investments & cash
    (cost $35,981)...............        42         10          42           39         35,981
  Loans to participants-
    principal balance ...........                                                      185,287
                                    -------    -------     -------      -------     ----------
                                     64,804     14,617      64,482       60.170      2.198,667

Investments, at Contract Value
  Fixed income fund
    (contract value $5,507,691)..                                                    5,507,691
                                    -------    -------     -------      -------     ----------

     Total investments ..........    64,804     14,617      64,482       60,170      7,706,358


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......       581        157         612          499         32,376
                                    --------  ---------    --------     --------      ---------
  Net assets available for plan
    benefits ....................   $65,385    $14,774     $65,094      $60,669     $7,738,734
                                    =======    ========    ========     ========    ===========

Unit or share values (note 2) ...    $13.78     $11.56      $31.11       $27.54
                                     ======     ======      ======       ======



The accompanying notes are an integral part of these financial statements.



                                                       PAGE 9

                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                        FOR THE YEAR ENDED SEPTEMBER 30, 1996

                                                (Dollars in Thousands)



                                                          FUND INFORMATION
                                                                3-Way         DuPont                Merrill
                                         Fixed      Fidelity    Asset         Common                Lynch
                                         Income     Magellan    Allocation    Stock       Loan      Equity
                                         Fund       Fund        Fund          Fund        Fund      Index
                                       -----------  ---------   ----------   ---------  ---------  -----------
Investment income
  Interest ...................         $  426,351   $     50     $    14     $     45   $ 15,786   $       23
  Dividends ..................                       110,229          13       29,606                      16
  Distribution of loan
    interest income ..........             11,402      1,517         363        1,259    (15,786)         592
  Net realized gains (losses).                         4,038       5,281       75,619                   6,888
  Net unrealized appreciation
    (depreciation) in fair
    value of investments .....                       (98,055)     10,075      188,126                  49,941
                                       ----------    -------     -------     --------   --------   ----------

    Total investment income ..            437,753     17,779      15,746      294,655          0       57,460

Contributions
  DuPont Company's contributions
    (net of forfeitures applied
    of $255)..................             47,885      8,263       2,112        5,719                   2,970
  Participants'...............            157,480     34,137       8,300       16,299                  11,238
  Rollovers...................             38,033      2,435         412          694                     446
                                       ----------   --------     -------     --------   --------   ----------
                                          681,151     62,614      26,570      317,367          0       72,114
                                       ----------   --------     -------     --------   --------   ----------


Withdrawals ..................           (331,755)   (20,637)     (5,333)     (33,275)    (6,820)      (9,262)

Net transfers among funds
  Loans ......................            (72,593)    (6,729)     (1,882)     (11,377)    98,085       (2,568)
  Loan principal repayments...             57,415      8,468       1,895        6,439    (80,970)       3,166
  Interfund transfers.........           (112,870)    13,928       4,198      (30,422)                 53,042

Assets transferred in.........              8,866                                            264

Affiliated company
  transfers in (out), net ....                (93)       169         (12)         677         33
                                       ----------   --------     -------     --------   --------   ----------
                                         (451,030)    (4,801)     (1,134)     (67,958)    10,592       44,378
                                       ----------   --------     -------     --------   --------   ----------


Net increase(decrease)......              230,121     57,813      25,436      249,409     10,592      116,492

Net assets available
  for plan benefits:
  Beginning of year ..........          5,565,290    469,233     134,194      913,851    185,287      264,957
                                       ----------   --------     -------     --------   --------   ----------

  End of year ................         $5,795,411   $527,046    $159,630   $1,163,260   $195,879     $381,449
                                       ==========   ========     =======   ==========   ========   ==========



The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 10
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1996 (Continued)

                                                (Dollars in Thousands)



                                                  FUND INFORMATION
                                                                Merrill
                             Merrill   Merrill     Merrill      Lynch
                             Lynch     Lynch       Lynch        Basic       Total
                             Global    Balanced    Capital      Value       All
                             Holdings  Fund        Fund         Fund        Funds
                             --------- ----------  ---------    ---------  -----------
Investment income
  Interest ................  $      8    $      1   $     10     $     8     $442,296
  Dividends ...............     3,538       1,137     11,508       7,149      163,196
  Distribution of Loan
    interest income .......       197          14        226         216
  Net realized gains(losses)      933        (133)       971       1,413       95,010
  Net unrealized appre-
    ciation (depreciation)
    in fair value of
    investments ...........      4003                 (2,536)      2,904      154,458
                              -------    --------   --------     -------     --------

    Total investment
      income ..............     8,679       1,019     10,179      11,690      854,960

Contributions
  DuPont Company's
    contributions (net of
    forfeitures applied
    of $255) ..............     1,307         115      1,601       1,418       71,390
  Participants'............     5,568         420      6,570       6,117      246,129
  Rollovers................       102          66        302         334       42,824
                              -------  -----------  ---------    --------  -----------
                               15,656       1,620     18,652      19,559    1.215,303
                              -------  -----------  ---------    --------  -----------


Withdrawals ...............    (2,496)       (241)    (3,901)     (3,203)    (416,923)

Net transfers among funds
  Loans ...................      (875)       (147)    (1,107)       (807)
  Loan principal repayments     1,076          69      1,214       1,228
  Interfund transfers......    17,869     (16,075)    24,735      45,595

Assets transferred in......                                                     9,130

Affiliated company
  transfers in (out), net..       (33)                   (31)         (4)         706
                              -------     -------   --------     -------   ----------
                               15,541     (16,394)    20,910      42,809     (407,087)
                              -------     -------   --------     -------   ----------

Net increase (decrease)....    31,197     (14,774)    39,562      62,368      808,216

Net assets available
  for plan benefits:
  Beginning of year .......    65,385      14,774     65,094      60,669    7,738,734
                              -------     --------  --------    --------   ----------

  End of year .............  $96,582      $     0   $104,656    $123,037   $8,546,950
                             =======      ========  ========    ========   ==========


The accompanying notes are an integral part of these financial statements.



                                                PAGE 11
                                      SAVINGS AND INVESTMENT PLAN
                                                  OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                          WITH FUND INFORMATION

                                 FOR THE YEAR ENDED SEPTEMBER 30, 1995

                                                (Dollars in Thousands)



                                                       FUND INFORMATION
                                                    3-Way        DuPont                   Merrill
                             Fixed      Fidelity    Asset        Common                   Lynch
                             Income     Magellan    Allocation   Stock       Loan         Equity
                             Fund       Fund        Fund         Fund        Fund         Index
                             -------    ---------   ---------   ---------    ---------  --------
Investment income
  Interest ................. $424,680  $       38    $    12    $     47     $14,289    $    18
  Dividends ................                1,578                 24,198
  Distribution of loan
    interest income ........   11,219       1,061        279         746     (14,289)       475
  Net realized gains (losses)               9,320      2,589      39,591                  3,735
  Net unrealized appre-
    ciation
    in fair value of
    investments ............              110,579     23,290     180,824                 55,238
                             --------    --------   --------    --------     -------    -------
    Total investment
      income ...............  435,899     122,576     26,170     245,406           0     59,466

Contributions
  DuPont Company's
    contributions (net of
    forfeitures applied
    of $286) ...............    51,396      6,417      1,863       3,832                  2,184
  Participants'.............   148,858     26,177      7,166      10,666                  7,629
  Rollovers.................    49,763        361        365      35,403                    109
                             --------- ----------    -------    --------     --------   --------
                               685,916    155,531     35,564     295,307            0    69,388
                             --------- ----------    -------    --------     --------   --------


Withdrawals.................  (250,037)    (9,727)    (2,809)    (25,764)      (6,061)   (7,877)

Net transfers among funds
  Loans ....................   (76,484)    (5,583)    (1,692)    (10,549)      99,180    (2,329)
  Loan principal repayments.    56,081      5,608      1,395       3,937      (72,196)    2,431
  Interfund transfers.......   (13,001)    (4,516)    (4,433)     30,781                    941

Affiliated company
  transfers in (out), net...      (113)       107         45         172           87         1
                             ----------  ---------    -------    --------    --------   --------
                              (283,554)   (14,111)    (7,494)     (1,423)      21,010    (6,833)
                             ----------  ---------    -------    --------    --------   --------


Net increase(decrease)....     402,362    141,420     28,070     293,884       21,010    62,555

Net assets available
  for plan benefits:
  Beginning of year ........ 5,162,928    327,813    106,124     619,967      164,277   202,402
                            ----------   --------   --------    --------     --------  ---------

  End of year ..............$5,565,290   $469,233   $134,194    $913,851     $185,287  $264,957
                            ==========   ========   ========    ========     ========  =========



The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 12
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1995 (Continued)

                                                (Dollars in Thousands)



                                                   FUND INFORMATION
                                                                Merrill
                             Merrill   Merrill     Merrill      Lynch
                             Lynch     Lynch       Lynch        Basic       Total
                             Global    Balanced    Capital      Value       All
                             Holdings  Fund        Fund         Fund        Funds
                           ---------  ---------    ---------   --------  ------------
Investment income
  Interest ................. $      6    $      2   $      7     $     5   $  439,104
  Dividends ................    2,706       1,816      3,613       2,044       35,955
  Distribution of Loan
    interest income ........      185          49        146         129
  Net realized gains (losses)    (269)       (610)       287         607       55,250
  Net unrealized appre-
    ciation
    in fair value of
    investments.............     2,313        459      7,124       8,141      387,968
                              --------   ---------  --------     -------   ----------

    Total investment
      income ...............    4,941       1,716     11,177      10,926      918,277

Contributions
  DuPont Company's
    contributions (net of
    forfeitures applied
    of $286) ...............    1,251         375      1,189         883       69,390
  Participants'.............    5,312       1,411      4,888       3,649      215,756
  Rollovers.................      101          28        138          64       86,332
                              -------  -----------  ---------    --------  -----------
                               11,605       3,530     17,392      15,522    1,289,755
                              -------  -----------  ---------    --------  -----------


Withdrawals ................   (1,829)       (713)    (1,647)     (1,847)    (308,311)

Net transfers among funds
  Loans ....................     (855)       (273)      (799)       (616)
  Loan principal repayments     1,017         263        715         749
  Interfund transfers.......  (13,701)     (4,164)     3,558       4,535

Affiliated company
  transfers in (out), net...       17        (181)        24          10          169
                              -------   ----------  ---------    --------  -----------
                              (15,351)     (5,068)     1,851       2,831     (308,142)
                              -------  -----------  ---------    --------  -----------


Net increase(decrease)...     (3,746)      (1,538)    19,243      18,353      981,613

Net assets available
  for plan benefits:
  Beginning of year ........  69,131       16,312     45,851      42,316    6,757,121
                             -------   -----------  ---------    --------  -----------

  End of year .............. $65,385      $14,774    $65,094     $60,669   $7,738,734
                             =======   ===========  =========    ========  ===========


The accompanying notes are an integral part of these financial statements.


                                   PAGE 13
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF SAVINGS AND INVESTMENT PLAN:

  THE PLAN

          The following description of the Savings and Investment Plan of
E. I. duPont de Nemours and Company (Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

          The Plan is a defined contribution plan which was established by the Company's Board of Directors and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

          The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan. Any employee of the Company or its subsidiaries (including Du Pont Merck Pharmaceutical Company (Dupont Merck) and DuPont-Dow Elastomers, general partnerships which have adopted the Plan) who has completed at least one year of continuous service, as determined in accordance with the Company's service rules, or who has been compensated for 1,000 or more hours in a period of twelve consecutive months is eligible to participate in the Plan.

          An eligible employee may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 22% of monthly pay. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Any amounts in excess of 16% are considered to be cash supplemental deposits and must be deposited in the after-tax account. The Company will contribute an amount equal to 50% of the participant's savings deductions during a month except that no company contribution will be made for any participant's savings in excess of 6% of monthly pay. In addition, subject to certain limitations, a participant is allowed to make lump sum savings deposits in cash or through payroll deduction to the Plan at any time.

          A participant with less than five years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a participant withdraws any

                                   PAGE 14
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

matched before-tax or after-tax savings or company contributions contributed to the account during the last two years of participation. A participant who retires from active service may elect to make an account withdrawal at any time. Required minimum distribution will begin in March of the calendar year following the year in which the participant attains age 70-1/2.

          Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

          The following investment funds have been established for the investment of employee savings and company contributions. The nature of the investments maintained in each fund is described below:

Fixed Income Fund            -- Investments under agreement with one or more
                                financial institutions, including insurance companies, banks and other investment companies which provide for the return of principal in full plus the payment of interest at a predetermined rate for a specific period of time.

Fidelity Magellan Fund       -- A growth mutual fund offered through Fidelity
                                Investments Institutional Operations Company.

                                  PAGE 15
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


3-Way Asset Allocation Fund  -- 3-Way Asset Allocation Fund with money invested by BZW Global Investors
                                among stocks, bonds, and cash
                                (money market).

DuPont Common Stock Fund     -- DuPont common stock.

Loan Fund                    -- Participant loans--amounts transferred from
                                other funds that are loaned to participants.

Merrill Lynch Funds          -- Prior to March 1, 1996, a group of 5
                                different mutual funds each with its own investment objective offered through Merrill Lynch. On March 1, 1996, Merrill Lynch merged the Balanced Fund into the Global Holdings Fund; thereby, eliminating the Balanced Fund from Merrill Lynch's investment line-up. Prior to the merger, participants were permitted to transfer their Balanced Fund holding to any of the other investment options available in the Plan. At the discretion of the Administrator, the Plan's position remaining in the Balanced Fund, immediately prior to the merger, was converted to the Merrill Lynch Capital Fund.

          Participants may allocate their before and after-tax savings deductions and company contributions among all funds at their discretion.

          Assets transferred in represent transfers resulting from the DuPont-Dow Elastomers joint venture. Affiliated company transfers in (out) represent the net movement of participant account balances between the Plan and other Company sponsored defined contribution benefit plans.

                                   PAGE 16
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

  ADMINISTRATION

          The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the Vice President, Pension Fund Investment, has the authority to designate the Plan's investment options. All recordkeeping and trustee fees of the Plan are paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Fixed Income Fund, Fidelity Magellan Fund, DuPont Common Stock Fund, 3-Way Asset Allocation Fund, and Merrill Lynch Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

          The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Fixed Income Fund, which is valued at contract value. The Fixed Income Fund guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual funds are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end. Commom/Collective Trust Funds are stated at the fair value of all underlying assets as reported by the applicable custodian.
Loans to participants, short-term investments, and cash are valued at cost which approximates fair value. Common stock is valued at its quoted market price at year-end.

                                   PAGE 17
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

          Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

RECLASSIFICATIONS
          Certain reclassifications have been made from the prior year to conform to the current year presentation.

                                   PAGE 18
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 3 -- INVESTMENTS

        The Fixed Income Fund consists of guaranteed investment contracts
(GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN). The crediting interest rates ranged from 5.38% to 10.65% for the year ended September 30, 1996 and from 5.38% to 11.27% for the year ended September 30, 1995. The fund's blended rate of return for the year was 7.9% in 1996 and 8.2% in 1995.

          The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

          The contract values and fair values of investment contracts as of September 30, 1996 are as follows:


                                             Contract Value    Fair Value
                                                (Dollars in Thousands)

Guaranteed Investment Contracts                $1,999,573      $2,067,746
Synthetic Guaranteed Investment Contracts       2,447,719       2,447,719
Separate Account Guaranteed Investment          1,286,506       1,284,766
  Contracts
                                               $5,733,798      $5,800,231
                                               ==========      ==========

          Included in the fair value of synthetic guaranteed investment contracts is $(28,180) related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

                                   PAGE 19
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

          Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.


NOTE 5 -- INCOME TAX STATUS

          The Savings and Investment Plan is a qualified plan pursuant to
Section 401(a) of the Internal Revenue Code and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favor-able tax determination letter dated October 26, 1995 has been received by the Plan. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

NOTE 6 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      September 30,
                                                    1996         1995
                                                 -----------  -----------
                                                 (Dollars in Thousands)

Net assets for benefits per the
 financial statements                            $8,546,950   $7,738,734
Less: Amounts allocated to withdrawing
 participants                                        (4,988)      (3,978)
                                                 -----------  -----------
Net assets available for benefits per
the Form 5500:                                   $8,541,962   $7,734,756
                                                 ===========  ===========

                                   PAGE 20
                         SAVINGS AND INVESTMENT PLAN
                                     OF
       E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                          Year ended
                                                      September 30, 1996
                                                    ----------------------
                                                    (Dollars in Thousands)
Benefits paid to participants per the financial
 statements                                                 $416,923
Add: Amounts allocated to withdrawing participants
 at September 30, 1996                                         4,988
Less: Amounts allocated to withdrawing participants
 at September 30, 1995                                        (3,978)
                                                          ------------
Benefits paid to participants per the Form 5500             $417,933
                                                          ============


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.




NOTE 7 -- RELATED PARTY TRANSACTIONS

          Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 8 -- SUBSEQUENT EVENTS

          On January 1, 1997, the maximum allowable saving rate will increase to 17% for the Before-tax account and 22% for the After-tax account.

          During 1996, the sale of the Diagnostic Imaging Business was finalized with the Sterling Group Inc., the In-Vitro Diagnostics business was sold to Dade International Inc., and the DuPont Sorvall Centrifuge business was sold to First Chicago Equity Capital. Participants employed in the former Medical Products businesses that were divested were permitted to continue to make contributions from the sale dates until December 31, 1996. Effective December 31, 1996, participants employed in the businesses that were divested will no longer participate in the Plan. Contribution from the sale dates to December 31, 1996 and earnings on those contributions will be transferred out of the Plan by January 31, 1997.


                                      PAGE 21                         SCHEDULE I

                             SAVINGS AND INVESTMENT PLAN
                                         OF
                E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

           ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                SEPTEMBER 30, 1996

                                                                               Current
          Description                                                Cost       Value
                                                             (Dollars in Thousands)
Aetna Life Insurance Company--7.73%, 1/2/01  (SAP) ............   $  194,800  $  194,800
Aetna Life Insurance Company--7.18%, 1/2/01  (SAP) ............      114,767     114,767
Aetna Life Insurance Company--8.73%, 12/1/96 (GIC) ............       13,728      13,728
Aetna Life Insurance Company--8.88%, 12/1/96 (GIC) ............       13,976      13,976
Aetna Life Insurance Company--8.52%, 12/1/96 (GIC) ............       13,413      13,413
Aetna Life Insurance Company--9.71%, 12/1/98 (GIC) ............       92,744      92,744
Aetna Life Insurance Company--9.48%, 12/1/98 (GIC) ............       91,336      91,336
Aetna Life Insurance Company--8.90%, 12/1/99 (GIC).............      102,071     102,071
Aetna Life Insurance Company--8.89%, 12/1/00 (GIC).............      104,318     104,318
Allstate Life Insurance Company--8.50%, 12/1/01 (GIC) .........      141,612     141,612
Bankers Trust--6.549%, 08/30/02 (SYN) .........................      221,641     221,641
Bankers Trust--7.569%, Evergreen (SYN) ........................      254,865     254,865
CDC--7.11%, 10/1/02 (SYN)......................................      101,103     101,103
CDC--6.99%, 10/1/02 (SYN)......................................       50,028      50,028
CDC--7.2%, 10/1/02 (SYN).......................................       50,258      50,258
Citibank--5.38%, 9/1/00 (SYN) .................................      175,362     175,362
Citibank--7.45%, 08/31/01 (SYN) ...............................       58,641      58,641
John Hancock Mutual Life Insurance Company--
  9.4%, 12/1/98 (GIC) .........................................       90,845      90,845
John Hancock Mutual Life Insurance Company--
  9.0%, 12/1/99 (GIC) .........................................      102,656     102,656
John Hancock Mutual Life Insurance Company--8.89%, 12/1/99 (GIC).    102,009     102,009
John Hancock Mutual Life Insurance Company--8.31%, 12/3/01 (GIC).     94,090      94,090
John Hancock Mutual Life Insurance Company--6.57%, 1/2/99 (SAP)..    179,786     179,786
Massachusetts Mutual Life Insurance Company--9.15%, 12/1/00 (GIC)    102,278     102,278
Metropolitan Life Insurance Company--9.64%, 12/1/98, (GIC) ......     92,308      92,308
Metropolitan Life Insurance Company--7.31%, Evergreen (SAP) .....    135,253     135,253
J. P. Morgan--6.62%, Evergreen (SYN) ............................    245,949     245,949
J. P. Morgan--6.302%, Evergreen (SYN) ...........................    274,052     274,052
New York Life Insurance Company--10.15%, 12/1/97 (GIC) ..........     57,356      57,356
New York Life Insurance Company--9.75%, 12/1/97 (GIC) ...........     55,661      55,661
New York Life Insurance Company--9.36%, 12/1/98 (GIC) ...........     90,608      90,608
New York Life Insurance Company--9.66%, 12/1/98 (GIC) ...........     27,670      27,670
New York Life Insurance Company--9.27%, 12/01/00 (GIC) ..........     86,745      86,745
New York Life Insurance Company--7.25%, 12/1/01 (SAP) ...........    114,920     114,920
New York Life Insurance Company--7.17%, 12/1/01 (SAP) ...........    156,557     156,557
New York Life Insurance Company--6.23%, 12/1/01 (SAP) ...........    155,687     155,687
Peoples Security Life Insurance Company, a Member of the
   Capital Holdings Family--7.345%, 1/1/01 (SYN) ................    266,839     266,839
Peoples Security Life Insurance Company, a Member of the
   Capital Holdings Family--6.756%, 1/1/01 (SYN) ................    228,331     228,331
Prudential Life Insurance Company--10.65%, 12/1/97 (GIC) ........     59,524      59,524
Prudential Life Insurance Company--8.97%, 12/1/99 (GIC) .........    106,577     106,577
Prudential Life Insurance Company-- 9.6%, 12/1/00 (GIC) .........     90,241      90,241
Prudential Life Insurance Company--8.08%,  7/1/01 (SAP) .........    116,781     116,781
Prudential Life Insurance Company--7.71%, 1/1/01 (SAP) ..........   117,955     117,955
Prudential Life Insurance Company--9.01%, 12/1/99 (GIC) .........    106,821     106,821
Travelers Life Insurance Company--10.17%, 12/1/97 (GIC) .........     57,444      57,444
Travelers Life Insurance Company--9.15%, 12/1/99 (GIC) ..........    103,542     103,542
Union Bank of Switzerland--7.57%, Evergreen (SYN) ...............    268,240     268,240
Welington Management Company--6.516%, Evergreen (SYN)............    252,410     252,410
                                                                  ----------   ---------
   Total GIC, SAP and SYN........................................ 5,733,798   5,733,798
                                                                  ==========   =========
Fidelity Magellan Fund...........................................   512,985     522,539
3-Way Asset Allocation Fund......................................    119,134     158,463
DuPont Common Stock..............................................    521,554   1,159,506
Loans to Participants (8.0% - 8.5%)..............................    195,879     195,879
Short Term Investments and Cash..................................     42,465      42,465
Merrill Lynch Equity Index.......................................    254,177     379,297
Merrill Lynch Global Holdings....................................     87,066      95,757
Merrill Lunch Capital Fund.......................................     98,823     103,724
Merrill Lunch Basic Value Fund...................................    111,238     122,042
                                                                   ---------   ---------
   Total Investment Portfolio                                     $7,677,169  $8,513,470
                                                                  ==========  ==========
GIC  Guaranteed Investment Contract
SAP  Separate Account Portfolio
SYN  Synthetic Guaranteed Investment Contract



                              PAGE 22

                       SAVINGS AND INVESTMENT PLAN
                                   OF
                   E.I. DUPONT DE NEMOURS AND COMPANY

       SCHEDULE II ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                  FOR THE YEAR ENDED SEPTEMBER 30, 1996

                         (DOLLARS IN THOUSANDS)

            Transactions or Series of Transactions in Excess of 5% of Current Value of Plan Assets as of October 1, 1995


                                                     Contract    Current
                                                      Value/     Value on
Identity      Description     Purchase     Sale      Cost of    Transaction  Gain on
of Party       of Asset        Price       Price      Asset       Date     Transaction
--------      -----------     --------     -----     --------   ---------- -----------
JP Morgan     SYN            $317,873                $317,873    $317,873
JP Morgan     SYN                        $144,435     144,435     144,435        -

DuPont        Common Stock    347,558                 347,558     347,558
DuPont        Common Stock                360,822     285,203     360,822     $75,619

Fidelity      Magellan Fund   354,307                 354,307     354,307
Fidelity      Magellan Fund               203,252     199,214     203,252       4,038



                               EXHIBIT INDEX


Exhibit
 Number                                       Description


   24                               Consent of Independent Accountants.

                                                           Exhibit 24




             CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36339) of
E. I. du Pont de Nemours and Company of our report dated
January 10,1997, which appears on page 4 of this Form 11-K.



PRICE WATERHOUSE LLP


Philadelphia, Pennsylvania

February 27, 1997